SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2016 Interim Results, dated August 11, 2016	A-1

1.2	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2016 Interim Dividend, dated August 11, 2016	B-1

1.3	Announcement, dated August 11, 2016	C-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	our operations and prospects;

•	our network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;

•	the expected benefit from our acquisition and planned integration of certain assets, businesses and related liabilities and employees from China Tietong Telecommunications Corporation;

•	the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;

•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 12, 2016	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2016 INTERIM RESULTS

•       Operating revenue was RMB370.4 billion, up by 7.1%, of which revenue from telecommunications services was RMB325.4 billion, up by 6.9%

•       EBITDA[1] was RMB134.4 billion, up by 2.9%

•       Profit attributable to equity shareholders was RMB60.6 billion, up by 5.6%

•       Total mobile customers was 837 million, up by 2.4%

•       Payment of an interim dividend of HK$1.489 per share; interim dividend payout ratio is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders

I am pleased to say that despite an increasing swell of challenges, China Mobile has delivered promising results in the first half of 2016, affirming that we are indeed pursuing the correct strategy. This has been driven by our ongoing focus on innovation in all aspects of operation, as well as a business transformation towards value creation. This is a laudable achievement given that we are going through a period of rapid change where the industry is witnessing further integration and layers of complexity added to the competitive landscape. It has in turn created short-term operating pressures and more risk around those developments slated for the longer-term. However, China Mobile has made steady progress in the 4G, data traffic, wireline broadband and digital services business lines, delivering an outstanding overall performance in the period.

[1]	The Company defines EBITDA as profit for the period before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets.

Operating Results

China Mobile has achieved encouraging growth both in terms of revenue and profit for the first half of 2016. The downward trend in revenue growth in telecommunications services that has been seen in recent years has been corrected, and the Company has once again beaten the average industry growth, underlining our market leading position.

Compared to the same period of the year before, operating revenue increased by 7.1% to RMB370.4 billion, within which, revenue from telecommunications services accounted for RMB325.4 billion, up by 6.9%. We generated the largest operating revenue in the first half of 2016 amongst our industry peers, which is in line with our leading position in the market. EBITDA increased by 2.9% to RMB134.4 billion. Our profitability also out-performed our industry peers, with profit attributable to equity shareholders reaching RMB60.6 billion, representing an increase of 5.6%.

After considering the operating results in the first half of 2016 as well as the need for sustainable future development, the Board has declared payment of an interim dividend of HK$1.489 per share (representing a payout ratio of 43%), according to the planned full year dividend payout ratio.

The Board believes that the industry-leading profitability and the ability to generate healthy cash flow will provide substantial support for the Company’s future development and provide good returns for our shareholders.

Maintaining Leadership in 4G

In the first half of 2016, the Company maintained its competitive advantage in 4G business and of particular note was that we conducted the timely launch of the high quality 4G premium network, ahead of our market peers.

We continued to enhance the stability, coverage and strength of our 4G network to ensure good customer experience at the core of our services. We added over 200,000 4G base stations, increasing the total number of 4G base stations to 1.32 million. Our 4G network has now been expanded to cover more indoor areas in a larger number of places. The strength of the network was enhanced by the launch of high quality VoLTE (Voice over LTE) in nearly 300 cities across the country. The application of Carrier Aggregation has also been rolled out in over 300 cities.

Leveraging its strong existing network, China Mobile has focused its promotional efforts towards 4G upgrades and this campaign has successfully attracted a significant number of 2G/3G customers. In the first half of 2016, the monthly average net increase of 4G customers was over 19 million, pushing the total number of 4G customers to 429 million. 4G penetration rate of our mobile customers attained 51.2% while the Net Promoter Score, which measures the likelihood of customer recommendation, is industry-leading. In addition, the accelerated development of 4G capability and the level of adoption has brought growth in both data traffic and customer spending. During the period, 4G network handset data traffic as a percentage of the total handset data traffic increased to 88.0%. 4G DOU has increased by 31.9%, driving the growth in mobile ARPU. Data traffic reached a record-high level during the period.

However, we cannot rest on our laurels in this strategically important area for our customers, our Company and our industry. We are sure to see increased 4G competition as a number of rival providers are collaborating in network expansion and increasing marketing efforts. Taking all these into perspective, the Company has planned to maintain what we deem sufficient levels of marketing expense in 4G for the rest of 2016 in order to maintain our lead in the market.

Data Traffic Reaches a New Milestone

During this reporting period, wireless data traffic revenue has for the first time exceeded traditional business and is now notably the biggest revenue source for China Mobile.

Internet access is becoming an indispensable commodity but at the same time the catalyst for economic and social development, driving up demand for a wider range of information services. For the Company, this clearly means growth opportunities, but also the need for continued service improvement and a relentless focus on customer experience. During the first half of the year the Company has been exploring this dual agenda of increasing the value of its data traffic business while meeting community and end-user needs better. This focused effort managed to successfully generate growth in both volume and revenue from data traffic.

Leveraging our innovative operating model, offering a bigger range of products and supplying our data services to an ever expanding customer base, China Mobile has been able to find a balance between charging lower fees, generating higher traffic volumes and still keeping the value of our services. The data traffic business performed strongly in the first half of 2016. Handset data traffic increased by 133.9% year-on-year, while wireless data traffic revenue increased by 39.7%, rose to 43.3% of the total telecommunications services revenue.

There will be some challenges in the data segment that we are very aware of, in particular traffic profitability and growth bottleneck. Our future strategy will be a continued focus on data traffic business through enriching our service offerings and maximising the value of our services in order to boost revenue as far as possible from information services. Sustaining the success in data services will be a bedrock for China Mobile, while at the same time allowing the Company to transform to higher-value business segments in the future.

High Quality Wireline Broadband

China’s goal of becoming a “Cyberpower” has created huge development potential in the communications industry. The Company is exploring ways of sharpening its edge in the wireline broadband segment that provides synergies with the other business lines, and improving our full service capacity. In the first half of 2016, China Mobile has seen a satisfactory level of growth in the number of wireline broadband customers, with a net increase of 10.81 million and the total number of customers reaching 65.84 million. The broadband business line is starting to show its value potential.

China Mobile adopted the high-end approach to the development of its wireline broadband business, with an aim to grow our capability in household digital services. Emphasising our brand values, our key products will provide a minimum bandwidth of over 50M as standard, giving premium quality to our customers. We truly believe that our approach will promote strong and sustainable development of the wireline broadband business, hence benefiting the industry as a whole.

In the second half of 2016, the Company will work on developing a smart home gateway under the China Mobile brand. This will be a crucial step in structuring our household digital service offerings and smart home product development plan. We see that there is significant potential in this segment and China Mobile should work on obtaining a market leading position.

Proactively Expanding Digital Services

The Chinese government’s “Internet+” initiative, which aims to integrate the Internet with a range of traditional businesses in order to generate new opportunities, is another area of potential development for the communications industry. The Company has focused on building connections with corporate customers in the ICT (information and communication technology) market. We supported the growth of the businesses by helping them build out their information systems and facilitating the application of these developments in their industries. In the first half of 2016, we served over 3 million corporate customers. Telecommunications and informatization services saw high growth in revenue, with IDC (Internet Data Centres) and data dedicated line revenue growing by 65.9% and 47.7% respectively. Revenue from corporate telecommunications and informatization services equates to approximately one-third of the total market in China.

Our digital services are still at an early stage of development and more effort will be needed to drive new products and further strengthen our capabilities. Our business arms that are specialising in the development of designated professional services and emerging innovations have been making progress in the areas of mobile Internet, IoT (Internet of Things), cloud computing and big data. This is with a view to creating more synergy between our cloud resources and existing applications, while deepening our strength in data analytics and big data applications in order to uncover new sources of revenue growth. In the first half of 2016 we had over 80 million connections to the IoT. We would expect to see this number grow during the rest of the year.

We understand the importance of building up our own capability and streamlining our own systems. In response to the government’s policy in promoting mass entrepreneurship and innovation, the Company encourages employees to participate in internal innovation incubators. Our professional business arms mentioned above and R&D centres are the core elements of this innovative drive, which will be focused on enhancing our core capabilities and product range. We will continue to implement necessary organisational and system reforms to promote technology and business innovation that is driven by market needs.

We recognised the huge potential, both now and in the future, of mobile Internet and industrial IoT businesses and planned to establish an open source platform for external developers from different industries to share their innovation with end users. Internally this will benefit us as it will pool substantial industry resources on our platform, and enable vertical integration of technology developers and end customers to create a well-balanced business ecosystem.

Regulatory Policies

The Company has rolled out a number of measures since the second half of 2015 in response to the “speed upgrade and tariff reduction” regulatory initiative. Some of the key considerations expressed by the government when formulating regulatory policies are the lowering of tariffs and upgrade of networks. This will be carried out primarily through promoting healthy market competition while working to encourage industry players to improve their efficiency, all with the ultimate result of driving economic growth.

We will maintain regular communications with the regulators on the anticipated cancellation of long-distance and roaming tariffs. We will be proactive in meeting public expectation by launching flat rate voice call packages and adjusting the tariffs in a balanced and orderly manner to satisfy market demand. This will also serve to enhance our competitiveness and speed up our transformation further up the value chain. We are keen to share our technology and network advancement with our customers and find the sweet spot between their needs and our short and long-term development plans.

In addition, we are fully aware of the recent regulatory developments including the license granted to China Broadcasting Network, and the permissions to refarm the 2G/3G spectrums provided to some operators. We will closely monitor these ongoing developments and ensure that we grow in accordance with the industry regulations as well as meeting our responsibility to actively cultivate a sustainable ecosystem for the entire industry to prosper.

Corporate Governance and Social Responsibility

Good corporate governance is one of the key elements of our continuing success. We endeavour to establish a sound and transparent governance system and continue to improve it to ensure consistent high levels of corporate governance throughout the business. We value effective two-way communications with the investment community to ensure clarity and mutual understanding. Our effort and commitment towards corporate governance and quality management has earned us a rise in the Forbes Global 2000 list this year from 20th to 18th position.

We are fully committed to our social responsibility while continuing to provide quality products and services for all of our customers. China Mobile has been proudly involved with a range of social initiatives that include working towards narrowing the digital gap, safeguarding emergency communications, caring for the underprivileged, enhancing information security, as well as energy saving and emission reduction. Our efforts in the community have been widely recognised.

Full Year Outlook

This is a milestone year for the implementation of our Big Connectivity strategy that sees the Company expanding its connection to the Internet of Everything, and is therefore crucial in our fundamental shift of business focus to capturing future growth. We remain committed to expanding our network, furthering connectivity scale, optimising services and strengthening applications within our network as we lay the foundations for the next stage of development of China Mobile.

The results show that we have experienced a good first half of 2016. However, competition around 4G business, the continued expansion of Internet companies into the communications industry, new regulatory policies and our change of business focus will all pose risks to our existing operations. The management knows that they must concentrate efforts on these areas by speeding up the business transformation in order to capture first-mover advantage in the emerging areas and always be on the front foot when it comes to the development of the Company.

Our current strategy has the dual aspects of consolidation and future growth. For consolidation, we will be further building on our 4G advantages and increasing our 4G customers proportion. Our high-end approach with regards to wireline broadband will be maintained. We will challenge ourselves to obtain a one-third market share in the ICT business through expansion of our corporate customer base. In terms of future growth, we will take a longer-term perspective, looking towards our digital services segment and increasing the revenue by understanding the important role that this business line will play for the Company in the future.

As we have always done, we will take a level-headed approach to market competition. We truly believe that reasonable competition benefits the wider development of the industry, and that the sustainable growth of individual companies relies on the health of the whole. We will mainly compete through enhancing the value of our existing customers and maintaining our focus on the furthering of the communications industry for mutual benefit. Our ultimate goal is to strike a balance between the interests of our customers, our shareholders and the public, as well as regulatory requirements when we are striving to meet our short-term goals and formulating long-term plans.

For the rest of 2016, we remain committed to creating value for our shareholders and strengthening our market position to ensure that we maintain our lead in terms of profitability when compared to our peers.

Dr. Lo Ka Shui resigned from the position of independent non-executive director in May 2016 after serving the Board for 15 years. On behalf of the board, I would like to express our heartfelt gratitude to Dr. Lo for his invaluable contribution to the Company over the years.

Finally, I would like to thank my fellow Board members and colleagues for their remarkable dedication. We have achieved encouraging results in the first half of 2016 and I look forward to working closely with all of them to create more success for our customers, shareholders and community in the period ahead.

Shang Bing

Chairman

Hong Kong, 11 August 2016

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2016

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2016	2015
			As restated
			(Note 1)
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		325,423	304,281
Revenue from sales of products and others		44,928	41,410

		370,351	345,691

Operating expenses
Leased lines and network assets		21,699	8,366
Interconnection		10,937	10,906
Depreciation		68,118	67,899
Employee benefit and related expenses		38,446	36,533
Selling expenses		30,939	33,407
Cost of products sold		46,505	43,426
Other operating expenses		87,576	82,484

		304,220	283,021

Profit from operations		66,131	62,670
Other gains		550	820
Interest income		7,622	7,448
Finance costs		(114)	(244)
Share of profit of investments accounted for using the equity method		4,615	3,633

Profit before taxation		78,804	74,327
Taxation	5	(18,186)	(16,926)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2016

(Expressed in RMB)

		Six months ended 30 June
		2016	2015
			As restated
			(Note 1)
	Note	Million	Million

PROFIT FOR THE PERIOD		60,618	57,401

Other comprehensive income/(loss) for the period that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of overseas entities		239	(14)
Share of other comprehensive (loss)/income of associates		(485)	167

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		60,372	57,554

Profit attributable to:
Equity shareholders of the Company		60,572	57,336
Non-controlling interests		46	65

PROFIT FOR THE PERIOD		60,618	57,401

Total comprehensive income attributable to:
Equity shareholders of the Company		60,326	57,489
Non-controlling interests		46	65

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		60,372	57,554

Earnings per share – Basic	7(a)	RMB2.96	RMB2.80

Earnings per share – Diluted	7(b)	RMB2.96	RMB2.80

EBITDA (RMB million)		134,350	130,615

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2016

(Expressed in RMB)

		As at 30 June 2016	As at 31 December 2015
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		580,555	585,631
Construction in progress		106,294	88,012
Land lease prepayments and others		26,582	26,773
Goodwill		35,343	35,343
Other intangible assets		768	768
Investments accounted for using the equity method		120,551	115,933
Deferred tax assets		34,818	25,423
Proceeds receivable for the transfer of Tower Assets		56,942	56,737
Restricted bank deposits		3,691	4,575
Other financial assets		3	3

		965,547	939,198

Current assets
Inventories		6,947	9,994
Accounts receivable	8	22,146	17,743
Other receivables		17,910	26,186
Prepayments and other current assets		11,767	11,427
Amount due from ultimate holding company		232	247
Tax recoverable		649	746
Available-for-sale financial assets		32,460	19,167
Restricted bank deposits		10	15
Bank deposits		337,359	323,330
Cash and cash equivalents		95,800	79,842

		525,280	488,697

Total assets		1,490,827	1,427,895

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2016

(Expressed in RMB)

		As at 30 June 2016	As at 31 December 2015
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	9	233,490	243,579
Bills payable		1,391	645
Deferred revenue		72,735	78,100
Accrued expenses and other payables		203,242	163,404
Amount due to ultimate holding company		285	7,276
Current taxation		13,202	8,034

		524,345	501,038

Non-current liabilities
Interest-bearing borrowings – non-current		4,996	4,995
Deferred revenue – non-current		1,288	1,291
Deferred tax liabilities		192	203

		6,476	6,489

Total liabilities		530,821	507,527

Equity
Share capital		402,130	402,130
Reserves		554,798	515,206

Total equity attributable to equity shareholders of the Company		956,928	917,336

Non-controlling interests		3,078	3,032

Total equity		960,006	920,368

Total equity and liabilities		1,490,827	1,427,895

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2016 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2015 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2016.

The Group’s unaudited condensed consolidated interim financial information contains explanations of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2015. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the year ended 31 December 2015 that is included in this preliminary announcement of 2016 interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

On 27 November 2015, China Mobile TieTong Company Limited (“CM TieTong”), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with China Tietong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of China Mobile Communications Corporation (“CMCC”), under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations (“Target Assets and Businesses”). The final consideration for the acquisition of the Target Assets and Businesses based on the acquisition agreement was RMB31,967,000,000. The acquisition was completed on 31 December 2015.

The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by CMCC.

Under IFRSs and HKFRSs, the acquisition of the Target Assets and Businesses was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” issued by HKICPA. Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the Target Assets and Businesses acquired had always been part of the Group. As a result, the Group has restated the comparative amounts of the unaudited condensed consolidated statement of comprehensive income for the six months ended 30 June 2015 by including the operating results of Target Assets and Businesses and eliminating its transactions with the Target Assets and Businesses.

The details of the acquisition and the reconciliation of the effect arising from the common control combination in connection with the acquisition of Target Assets and Businesses were set out in the financial statements included in the Company’s 2015 Annual Report.

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in interim report to be sent to shareholders.

2	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2015.

The following amended and annual improved standards are mandatory for the first time for the Group’s financial year beginning 1 January 2016 and are applicable for the Group:

Amendment to IFRS/HKFRS 11, “Joint Arrangements”

Amendment to IAS/HKAS 16, “Property, Plant and Equipment”

Amendment to IAS/HKAS 38, “Intangible Assets”

Amendment to IFRS/HKFRS 10, “Consolidated Financial Statements”

Amendment to IAS/HKAS 27, “Separate Financial Statements”

Annual Improvement to IFRSs/HKFRSs 2012-2014 cycle

The adoption of the above amended standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning after 1 January 2016 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	Operating Revenue

	Six months ended 30 June
	2016	2015
		As restated
	Million	Million

Revenue from telecommunications services
Voice services	120,437	140,313
Data services	195,173	154,007
Others	9,813	9,961

	325,423	304,281

Revenue from sales of products and others	44,928	41,410

	370,351	345,691

5	Taxation

		Six months ended 30 June
		2016	2015
			As restated
	Note	Million	Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i)	163	87
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii)	27,433	24,192

		27,596	24,279

Deferred tax

Origination and reversal of temporary differences	(iii)	(9,410)	(7,353)

		18,186	16,926

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2016 (for the six months ended 30 June 2015: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2016 (for the six months ended 30 June 2015: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2015: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

6	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2016	2015
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.489 (equivalent to approximately RMB1.273) (2015: HK$1.525 (equivalent to approximately RMB1.203)) per share	26,057	24,624

The 2016 ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.85467, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2016. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2016.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2016	2015
	Million	Million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.196 (equivalent to approximately RMB1.002) (2015: HK$1.380 (equivalent to approximately RMB1.089)) per share	20,764	22,283

7	Earnings Per Share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2016 is based on the profit attributable to equity shareholders of the Company of RMB60,572,000,000 (for the six months ended 30 June 2015: RMB57,336,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2015: 20,471,012,718 shares) in issue during the six months ended 30 June 2016.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2016 is based on the profit attributable to equity shareholders of the Company of RMB60,572,000,000 (for the six months ended 30 June 2015: RMB57,336,000,000) and the weighted average number of 20,475,482,897 shares (for the six months ended 30 June 2015: 20,479,980,850 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2016	2015
	Number of	Number of
	shares	shares

Weighted average number of shares in issue during the period	20,475,482,897	20,471,012,718
Dilutive equivalent shares arising from share options	—	8,968,132

Weighted average number of shares (diluted) during the period	20,475,482,897	20,479,980,850

8	Accounts Receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at	As at
	30 June	31 December
	2016	2015
	Million	Million

Within 30 days	11,280	10,343
31–60 days	2,825	2,082
61–90 days	1,923	1,457
Over 90 days	6,118	3,861

	22,146	17,743

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from certain corporate customers and other telecommunications operators that are within credit term.

Accounts receivable are expected to be recovered within one year.

9	Accounts Payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at	As at
	30 June	31 December
	2016	2015
	Million	Million

Due within 1 month or on demand	193,507	205,724
Due after 1 month but within 3 months	18,840	17,002
Due after 3 months but within 6 months	8,010	8,980
Due after 6 months but within 9 months	4,926	3,488
Due after 9 months but within 12 months	8,207	8,385

	233,490	243,579

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2016, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited condensed consolidated interim financial information for the six months ended 30 June 2016.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2016, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specific term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2016 to 30 June 2016.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2016 of HK$1.489 per share (before withholding and payment of PRC enterprise income tax) (the “2016 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 5 September 2016 to Wednesday, 7 September 2016 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2016 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 2 September 2016. The 2016 Interim Dividend will be paid on or about Thursday, 29 September 2016 to those shareholders on the register of members on Wednesday, 7 September 2016 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISES IN RESPECT OF 2016 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2016 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2016 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2016 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 2 September 2016.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. These risks, uncertainties and other factors include but not limited to statements relating to the Company’s business objectives and strategies; its operations and prospects; its provision of services and new service offerings; its network expansion and capital expenditure plans; the expected impact of any acquisitions or other strategic transactions, including its investment in and any arrangements with China Tower; the planned development of future mobile and other technologies and related applications; the expected impact of the implementation in Mainland China of value-added tax, the policy of “speed upgrade and tariff reduction” and tariff changes on its business, financial condition and results of operations; and future developments in the communications industry in Mainland China including changes in the regulatory and competitive landscape. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2016 INTERIM RESULTS AND 2016 INTERIM REPORT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2016 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2016 INTERIM DIVIDEND

Reference is made to the 2016 interim results announcement of China Mobile Limited (the “Company”) published on 11 August 2016. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2016 of HK$1.489 per share (before withholding and payment of PRC enterprise income tax) (the “2016 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 5 September 2016 to Wednesday, 7 September 2016 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2016 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 2 September 2016. The 2016 Interim Dividend will be paid on or about Thursday, 29 September 2016 to those shareholders on the register of members on Wednesday, 7 September 2016 (the “Record Date”). This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2016 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2016 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2016 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

B-1

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 2 September 2016.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 11 August 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

B-2

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 11 August 2016:

(i)	the Company and CMCC entered into the 2017–2019 Property Leasing Agreement for a term of three years commencing on 1 January 2017, to govern the continuing connected transactions between the parties relating to properties leasing and provision of property management services previously governed by the 2014–2016 Property Leasing Agreement;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017; and

(iii)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017.

Annual caps for the transactions contemplated under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) for the years ending 31 December 2017, 2018 and 2019 are set out as follow:

For the Year Ending 31 December
	2017	2018	2019

2017-2019 Property Leasing Agreement – rental and property management service charges payable by the Group to CMCC and its subsidiaries	RMB2,200 million (approximately HK$2,565 million)	RMB2,200 million (approximately HK$2,565 million)	RMB2,200 million (approximately HK$2,565 million)

Network Capacity Leasing Agreement – leasing fees payable by the Company to CMCC	RMB4,000 million (approximately HK$4,664 million)	N/A	N/A

Network Assets Leasing Agreement – leasing fees payable by the Company to CMCC and its subsidiaries	RMB5,000 million (approximately HK$5,830 million)	N/A	N/A

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable by the Company under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcements dated 15 August 2013 and 21 August 2015 of the Company where the Company announced, among others, that (i) the Company and CMCC entered into the 2014–2016 Property Leasing Agreement for a term of three years commencing on 1 January 2014, (ii) the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2016, and (iii) the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2016, and the relevant annual caps for the transactions under 2014–2016 Property Leasing Agreement for the years ended 31 December 2014 and 2015 and for the year ending 31 December 2016 and the relevant annual caps for the transactions under the Network Capacity Leasing Agreement and the Network Assets Leasing Agreement for the year ending 31 December 2016. Reference is also made to the announcement dated 27 November 2015 of the Company where the Company announced changes to the annual caps for the transactions under the 2014–2016 Property Leasing Agreement and the Network Assets Leasing Agreement for the year ending 31 December 2016.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

As the 2014–2016 Property Leasing Agreement, the Network Capacity Leasing Agreement and the Network Assets Leasing Agreement will expire on 31 December 2016 and the Group intends to continue carrying out the various transactions contemplated under such agreements in the ordinary and usual course of business of the Group, the Board announces that on 11 August 2016:

(i)	the Company and CMCC entered into the 2017–2019 Property Leasing Agreement for a term of three years commencing on 1 January 2017, to govern the continuing connected transactions between the parties relating to properties leasing and provision of property management services previously governed by the 2014–2016 Property Leasing Agreement;

(ii)	the Company and CMCC agreed to renew the Network Capacity Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017; and

(iii)	the Company and CMCC agreed to renew the Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2017.

Each of the transactions contemplated under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) involves the provision of goods and/or services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Listing Rules.

As a result of the completion of the Company’s acquisition of the assets and business from China Tietong Telecommunications Corporation, details of which are contained in the announcement of the Company dated 27 November 2015, the transaction amounts for transactions contemplated under the 2014–2016 Telecommunications Services Agreement and the Telecommunications Services Cooperation Agreement will fall below the de minimis level pursuant to Rule 14A.76 of the Listing Rules and hence these two framework agreements will not be renewed or extended.

The 2017–2019 Property Leasing Agreement

The Company entered into the 2017–2019 Property Leasing Agreement with CMCC on 11 August 2016 for a term of three years commencing on 1 January 2017, pursuant to which the Company rents from CMCC various properties for use as business premises and offices, retail outlets and machinery rooms of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement. In addition, if the Company so requests, CMCC and its subsidiaries will also provide property management services in relation to the properties to the Group.

The properties to be rented under the 2017–2019 Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The rental charges payable by the Company in respect of individual properties owned by CMCC and its subsidiaries are determined with reference to any one of the following benchmarks: (i) the value determined by independent intermediaries; (ii) applicable market rates or charges which are publicly published; or (iii) rates charged by CMCC or its subsidiaries to independent third parties, whilst the rental charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Company or its subsidiaries are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable. The Company has the right to adjust the number of leased properties under the 2017–2019 Property Leasing Agreement to suit its business needs.

The property management service charges payable by the Company under the 2017–2019 Property Leasing Agreement are determined with reference to the same benchmarks for the determination of rental charges payable by the Company in respect of properties owned by CMCC and its subsidiaries mentioned above. The Company is entitled to withhold a certain amount of the service charges payable if the quality of the property management services provided by CMCC or its subsidiaries fails to meet the required standards as specified in the 2017–2019 Property Leasing Agreement.

The annual caps for the rental and property management service charges payable by the Company to CMCC and its subsidiaries for the two years ended 31 December 2014 and 31 December 2015 are RMB2,000 million (equivalent to approximately HK$2,332 million) and RMB2,200 million (equivalent to approximately HK$2,565 million), respectively, and the adjusted annual cap for the rental and property management service charges payable by the Company to CMCC and its subsidiaries for the year ending 31 December 2016 is RMB2,800 million (equivalent to approximately HK$3,265 million). For the two years ended 31 December 2014 and 31 December 2015, the actual aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries were RMB803 million (equivalent to approximately HK$936 million) and RMB970 million (equivalent to approximately HK$1,131 million), respectively, and the aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries (as restated to reflect the impact of the Company’s acquisition of the assets and businesses from China Tietong Telecommunications Corporation) were RMB923 million (equivalent to approximately HK$1,076 million) and RMB956 million (equivalent to approximately HK$1,115 million), respectively. Based on the Group’s unaudited management accounts, the aggregate rental and property management service charges paid and payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2016 amounted to approximately RMB435 million (equivalent to approximately HK$507 million).

The Group has since 2011 established certain subsidiaries, branches and entities with specific purposes and these entities need to rent from CMCC and its subsidiaries various properties for use as retail outlets and business premises and need CMCC and its subsidiaries to provide property management services in relation to the properties. As the number and scope of business premises and retail outlets rented will decrease, the aggregate annual rental and property management charges payable by the Group for each of the three years ending 31 December 2017, 31 December 2018 and 31 December 2019 are expected not to exceed RMB2,200 million (equivalent to approximately HK$2,565 million), RMB2,200 million (equivalent to approximately HK$2,565 million) and RMB2,200 million (equivalent to approximately HK$2,565 million), respectively. Accordingly, such amounts have been set as the annual caps for the transactions under the 2017–2019 Property Leasing Agreement for the three years ending 31 December 2017, 31 December 2018 and 31 December 2019.

Renewal of the Network Capacity Leasing Agreement

For the operation of the TD-SCDMA business and to better utilise the resources of CMCC, the Company entered into the Network Capacity Leasing Agreement with CMCC on 29 December 2008. The term of the Network Capacity Leasing Agreement was one year effective from 1 January 2009, and unless the parties agree otherwise, upon expiry of the term, the Network Capacity Leasing Agreement shall automatically be renewed for further terms of one year. As a result of the Company actively developing and promoting the TD-SCDMA business, the Company and CMCC had agreed to renew the Network Capacity Leasing Agreement on 6 November 2009, 21 December 2010, 6 December 2011, 12 December 2012, 15 August 2013, 14 August 2014 and 21 August 2015 for a term of one year commencing on 1 January 2010, 1 January 2011, 1 January 2012, 1 January 2013, 1 January 2014, 1 January 2015 and 1 January 2016, respectively. In view of the expiry of the Network Capacity Leasing Agreement on 31 December 2016, the parties have again agreed to renew the Network Capacity Leasing Agreement on 11 August 2016 for a further term of one year commencing on 1 January 2017.

Pursuant to the Network Capacity Leasing Agreement, the Company and its subsidiaries lease the TD-SCDMA network capacity (the “TD Network Capacity”) from CMCC and pay leasing fees (the “Capacity Leasing Fees”) to CMCC.

The Capacity Leasing Fees are payable on a monthly basis in cash. The Capacity Leasing Fees payable by the Company under the Network Capacity Leasing Agreement are determined on a basis that reflects the Group’s actual usage of CMCC’s TD Network Capacity and to compensate CMCC for the costs of such network capacity. The Capacity Leasing Fees shall be calculated using the following formula:

Capacity Leasing Fees = the costs of the related assets of the TD Network Capacity of CMCC during the period x the average usage of the TD-SCDMA network during the period;

The costs of the related assets of the TD Network Capacity of CMCC during the period = charges including the depreciation and amortisation charges of the TD network assets that are recorded as fixed assets or intangible assets of CMCC which have been realised into network capacity during the period; and

The average usage of the TD-SCDMA network during the period is calculated with reference to general practice for network construction and leasing and is based on the average actual usage of the base resource units of the TD-SCDMA network at peak hours by the subsidiaries.

The annual caps for the transactions contemplated under the Network Capacity Leasing Agreement for the two years ended 31 December 2014 and 31 December 2015 and for the year ending 31 December 2016 are RMB8,500 million (equivalent to approximately HK$9,910 million), RMB10,000 million (equivalent to approximately HK$11,659 million) and RMB10,000 million (equivalent to approximately HK$11,659 million), respectively. For the two years ended 31 December 2014 and 31 December 2015, the Capacity Leasing Fees paid by the Company to CMCC were RMB5,012 million (equivalent to approximately HK$5,844 million) and RMB4,757 million (equivalent to approximately HK$5,546 million), respectively. Based on the Group’s unaudited management accounts, the Capacity Leasing Fees payable by the Company to CMCC for the six months ended 30 June 2016 amounted to approximately RMB1,594 million (equivalent to approximately HK$1,858 million).

In order to satisfy the Company’s business demand, the Company will continue to pay CMCC the Capacity Leasing Fees based on the actual usage of the TD-SCDMA network. However, as a result of the progression of the 4G network and the Company’s business, the Company expects the usage of the TD-SCDMA network to gradually decrease. Accordingly, it is expected that the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) will decrease when compared with the amount payable in the year 2016.

Based on the existing scale of the TD-SCDMA network, the expected development of the TD-SCDMA business and the anticipated usage of the TD-SCDMA network, the amount of Capacity Leasing Fees payable by the Company to CMCC under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2017 is expected not to exceed RMB4,000 million (equivalent to approximately HK$4,664 million). Accordingly, this amount is set as the annual cap for the transactions contemplated under the Network Capacity Leasing Agreement (as renewed) for the year ending 31 December 2017.

Renewal of the Network Assets Leasing Agreement

In order to better position the Group in the changing landscape of the telecommunications industry in China and to enable the Group to meet the subscribers’ demand for one-stop shop telecommunications services, the Company entered into the Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”). By utilising the Network Assets of CMCC and its subsidiaries, the Company intends to offer its subscribers a complete telecommunications solution. The initial term of the Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC agreed to renew the Network Assets Leasing Agreement on 6 December 2011, 12 December 2012, 15 August 2013, 14 August 2014 and 21 August 2015 for a term of one year commencing on 1 January 2012, 1 January 2013, 1 January 2014, 1 January 2015 and 1 January 2016, respectively. In view of the expiry of the Network Assets Leasing Agreement on 31 December 2016, the parties have again agreed to renew the Network Assets Leasing Agreement on 11 August 2016 for a term of one year commencing on 1 January 2017.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates. In view of the landscape of the telecommunications industry in China, the number of industry players which own and operate Network Assets are limited. In determining the market rates for the Assets Leasing Fees, the Company takes into account the charges payable by the Company and CMCC to other industry players as well as the charges receivable by the Company and CMCC from other industry players. The Assets Leasing Fees payable by the Company to CMCC shall not be more than the leasing fees charged to other industry players, being independent third parties, for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2014 and 31 December 2015 were below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement for the six months ended 30 June 2016 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules, and the amount of Assets Leasing Fees receivable from CMCC and its subsidiaries for the year ending 31 December 2016 is expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2017 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement for the two years ended 31 December 2014 and 31 December 2015 and for the year ending 31 December 2016 are RMB14,600 million (equivalent to approximately HK$17,022 million), RMB15,000 million (equivalent to approximately HK$17,489 million) and RMB5,500 million (equivalent to approximately HK$6,412 million), respectively. For the two years ended 31 December 2014 and 31 December 2015, the actual Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement were RMB11,062 million (equivalent to approximately HK$12,897 million) and RMB11,260 million (equivalent to approximately HK$13,128 million), respectively, and the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as restated to reflect the impact of the Company’s acquisition of the assets and businesses from China Tietong Telecommunications Corporation) were RMB4,617 million (equivalent to approximately HK$5,383 million) and RMB4,376 million (equivalent to approximately HK$5,102 million), respectively. Based on the Group’s unaudited management accounts, the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries for the six months ended 30 June 2016 amounted to approximately RMB1,372 million (equivalent to approximately HK$1,600 million).

In order to satisfy the Company’s business demand, the Company will continue to lease Network Assets from CMCC and its subsidiaries and the scale of the Network Assets leased will slightly decrease. The Assets Leasing Fees payable by the Group under the Network Assets Leasing Agreement (as renewed) for the lease of Network Assets for the year ending 31 December 2017 are expected not to exceed RMB5,000 million (equivalent to approximately HK$5,830 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the Network Assets Leasing Agreement (as renewed) for the year ending 31 December 2017.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual caps for the amounts payable by the Company under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) is, on an annual basis, above 0.1% but below 5%, each of the transactions contemplated thereunder is classified as a continuing connected transaction under Rule 14A.76(2) of the Listing Rules and is only subject to the reporting, annual review and announcements requirement set out in the Listing Rules but is exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and their respective associates which required aggregation with the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) or the Network Assets Leasing Agreement (as renewed) under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the transactions under the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed).

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the 2017–2019 Property Leasing Agreement, the Network Capacity Leasing Agreement (as renewed) and the Network Assets Leasing Agreement (as renewed) were entered into after arm’s length negotiation between the Company and CMCC and in the ordinary and usual course of business of the Group, reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

The Group is the leading mobile telecommunications services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.85770 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2014–2016 Property Leasing Agreement”	the 2014–2016 property leasing and management services agreement dated 15 August 2013 and entered into between the Company and CMCC

“2014–2016 Telecommunications Services Agreement”	the 2014–2016 telecommunications services agreement dated 15 August 2013 and entered into between the Company and CMCC

“2017–2019 Property Leasing Agreement”	the 2017–2019 property leasing and management services agreement dated 11 August 2016 and entered into between the Company and CMCC

“Board”	the board of Directors of the Company

“CMCC”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time

“Network Capacity Leasing Agreement”	the TD-SCDMA network capacity leasing agreement dated 29 December 2008 and entered into between the Company and CMCC, as renewed from time to time

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telecommunications Services Cooperation Agreement”	the telecommunications services cooperation agreement dated 6 November 2009 and entered into between the Company and CMCC, as renewed from time to time

“%”	per cent.

By Order of the Board
China Mobile Limited
Shang Bing
Chairman

Hong Kong, 11 August 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Liu Aili, Mr. Xue Taohai and Mr. Sha Yuejia as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.